SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/4/15


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
622,365

8. SHARED VOTING POWER
699,782

9. SOLE DISPOSITIVE POWER
622,365
_______________________________________________________

10. SHARED DISPOSITIVE POWER
699,782


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,322,147 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.69%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
622,365

8. SHARED VOTING POWER
699,782

9. SOLE DISPOSITIVE POWER
622,365
_______________________________________________________

10. SHARED DISPOSITIVE POWER
699,782


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,322,147 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.69%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
622,365

8. SHARED VOTING POWER
699,782

9. SOLE DISPOSITIVE POWER
622,365
_______________________________________________________

10. SHARED DISPOSITIVE POWER
699,782


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,322,147 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.69%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
622,365

8. SHARED VOTING POWER
699,782

9. SOLE DISPOSITIVE POWER
622,365
_______________________________________________________

10. SHARED DISPOSITIVE POWER
699,782


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,322,147 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.69%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed june 4, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified. this amendment is being filed in order to correct a typographical error in the 5/27/15 purchase price listed in responce to item 5(c).


Item 5. INTEREST IN SECURITIES OF THE ISSUER

c) During the past 60 days the following shares of Full were purchased:

Date:		        Shares:		Price:
04/07/15		65,725		3.5000
04/07/15		966,906		3.5000
05/06/15		11,300		3.4931
05/07/15		12,543		3.5000
05/11/15		5,310		3.5000
05/12/15		11,821		3.5000
05/13/15		2,927		3.5000
05/14/15		16,669		3.4998
05/21/15		3,200		3.5000
05/26/15		40,909		3.5300
05/27/15		50,000		3.5194
05/28/15		50,000		3.5093
06/01/15		14,000		3.5176
06/03/15		7,997		3.5200





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/5/2015

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.